FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telmex Internacional, S.A.B. de C.V. calls general extraordinary shareholders’ meeting to approve delisting from the NYSE and from the Latibex as well as the termination of ADR programs

(Mexico City, July 13, 2010) — Telmex Internacional, S.A.B. de C.V. (“Telint”) (BMV: TELINT; NYSE: TII; LATIBEX: XTII) today called a general extraordinary shareholders’ meeting to consider whether to delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and the Mercado de Valores Latinoamericanos in Madrid, Spain (Latibex) and to terminate its American Depositary Receipt (ADR) programs. The general extraordinary shareholders’ meeting will take place on August 4, 2010, in Mexico.  If the shareholders approve the delisting, Telint would expect to announce a timetable following the shareholder meeting.

The main purpose of the delisting is to reduce complexity in financial reporting and administrative costs following the completion of the recent tender offer for Telint shares by América Móvil, S.A.B. de C.V. (“América Móvil”).  Telint and América Móvil have not yet determined whether or when they will seek to delist Telint’s shares from the Mexican Stock Exchange.

Telint reserves the right, for any reason, to delay any of the foregoing actions or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

About Telint

Telint is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru. More information about Telint is available at www. Telmexinternacional. com

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause outcomes and results to differ materially from current expectations.  No forward-looking statement can be guaranteed.  Among other risks, there can be no guarantee that Telint will be able to fulfill the criteria required for delisting and deregistering its securities under applicable U.S. law, among others.  If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Telint’s future actions may be materially different from those expressed or implied by such statements.  Telint can offer no assurance that its expectations will be met.  Telint undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. calls general extraordinary shareholders’ meeting to approve delisting from the NYSE and from the Latibex as well as the termination of ADR programs